Prospectus Supplement No. 2 to
Prospectus Dated November 10, 2008

Filed pursuant to Rule 424(b)(3)
Registration No. 333-146813

NORD RESOURCES CORPORATION

OFFERING OF 54,889,705 SHARES OF COMMON STOCK

This Prospectus Supplement No. 2 amends and supplements our prospectus dated November 10, 2008 relating to the resale of up to 54,889,705 shares of our common stock by the selling stockholders named in the prospectus under the heading "Selling Stockholders". These shares include the following shares:

  up to 30,666,700 shares of common stock issued to certain selling stockholders, without the payment of any additional consideration, upon the conversion of 30,666,700 special warrants that were offered and sold in an unregistered private placement that closed on June 5, 2007;

  up to 15,333,350 shares of common stock issuable to certain selling stockholders upon the exercise of common stock purchase warrants which were issued upon the conversion of the 30,666,700 special warrants that were offered and sold in the unregistered private placement that closed on June 5, 2007;

  up to 1,840,002 shares of common stock issuable to certain selling stockholders upon the exercise of stock options issued in partial consideration of services rendered in connection with the unregistered private placement of special warrants that closed on June 5, 2007;

  up to 843,590 shares of common stock issuable to certain selling stockholders upon the exercise of outstanding common stock purchase warrants; and

  up to 6,206,063 outstanding shares of common stock held by certain selling stockholders.

These transactions are described in the prospectus to which this prospectus supplement relates under "Selling Stockholders."

Our common stock is listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "NRD", and is also quoted on the OTC Bulletin Board under the symbol "NRDS". On February 2, 2009, the high and low prices for one share of our common stock on the TSX were CDN$0.24 and CDN$0.24, respectively; the closing price for one share of our common stock on the TSX on that date was CDN$0.24. On February 2, 2009, the high and low prices for one share of our common stock on the OTC Bulletin Board were $0.20 and $0.20, respectively; the closing price for one share of our common stock on the OTC Bulletin Board on that date was $0.20. We do not have any securities that are currently traded on any other exchange or quotation system.

It is anticipated that the selling stockholders will offer to sell the shares of common stock being offered in our prospectus dated November 10, 2008, as amended and supplemented, at prevailing market prices of our common stock on the TSX or on the OTC Bulletin Board. Any selling stockholder may, in such selling stockholder's discretion, elect to sell such shares of common stock at fixed prices, at varying prices or at negotiated prices. There is no relationship whatsoever between the offering price and our assets, earnings, book value or any other objective criteria of value. We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders. We may receive proceeds from the exercise of warrants, if exercised, and will use such proceeds for general corporate purposes and potentially to repay corporate debt.

We agreed to bear substantially all of the expenses in connection with the registration and resale of the shares offered by our prospectus dated November 10, 2008, as amended and supplemented (other than selling commissions).

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated November 10, 2008. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The purchase of the securities offered through the prospectus as amended and supplemented involves a high degree of risk. You should invest in our common stock only if you can afford to lose your entire investment. You should carefully read and consider the section of the prospectus titled "Risk Factors" before buying any of our shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus as amended and supplemented hereby. Any representation to the contrary is a criminal offence.

The date of this prospectus supplement is February 3, 2009.

EXPLANATORY NOTE

This purpose of this prospectus supplement is to provide a copy of our Current Report on Form 8-K dated February 3, 2009, as filed with the Securities and Exchange Commission on February 3, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 3, 2009
Date of Report (Date of earliest event reported)

NORD RESOURCES CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation)	1-08733 (Commission File Number)	85-0212139 (IRS Employer Identification No.)

1 West Wetmore Road, Suite 203 Tucson, Arizona (Address of principal executive offices)	85705 (Zip Code)

520-292-0266
Registrant's telephone number, including area code

Not applicable.
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS
Item	Description
8.01	Other Events
9.01	Financial Statements and Exhibits

SECTION 8 - OTHER EVENTS

Item 8.01     Other Events

On February 3, 2009, Nord Resources Corporation (the "Company") issued a news release reporting that it has commenced the mining of new ore at its Johnson Camp Mine near Tucson, and also that it has elected not to proceed with its option to acquire the Coyote Springs exploration property in Arizona.

The Company announced that it has commenced the mining of new ore at its Johnson Camp Mine near Tucson, and that it is on schedule to commence production of copper cathode from new ore in the current fiscal quarter. The Company also announced that it anticipates achieving its planned production rate of 25 million pounds of copper per year by this spring.

The Company disclosed that it produced approximately 2.9 million pounds of copper from residual leaching during 2008, but this was a relatively expensive process on a unit cost basis as the result of the low yield realized from leaching old ore. The Company also disclosed that it anticipates benefiting from the marked decline in the price of sulfuric acid which is one of its largest operating costs, noting that the price for sulfuric acid has declined to less than US$100 per ton from a peak in 2008 of US$450 per ton.

Fisher Industries of Dickenson, North Dakota, is acting as the mining contractor for the Johnson Camp Mine.

Additionally, the Company announced that it has elected not to proceed with its option to acquire the Coyote Springs exploration property in Arizona which, in any event, is not material to the Company's overall operations. The Company indicated that it plans to focus its primary exploration efforts at Johnson Camp.

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01      Financial Statements and Exhibits

(d) Exhibits.
Exhibit	Description
99.1	News release of Nord Resources Corporation dated February 3, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
DATE: February 3, 2009	NORD RESOURCES CORPORATION By: /s/ Wayne M. Morrison Wayne M. Morrison Chief Financial Officer

NEWS RELEASE

For Immediate Release

Nord Resources Commences Mining of New Copper
Ore at Johnson Camp Copper Mine

TUCSON, AZ, February 3, 2009 - Nord Resources Corporation (TSX: NRD / OTC BB: NRDS.OB), today announced that it has commenced the mining of new ore at its Johnson Camp Mine near Tucson.

"We have met our milestones for reactivating the Johnson Camp Mine," said John Perry, President and Chief Executive Officer. "We have commenced mining, crushing and stacking new ore on the leach pads."

"This puts us on schedule for the production of copper cathode from new ore for this quarter and to meet our plan to achieve a production rate of 25 million pounds of copper per year by this spring," he said.

"This is exciting progress for the Nord Resources' team," Mr. Perry noted. "On February 1, 2008, we began commercial copper production from residual leaching from ore heaps that had been mined in past years. During 2008, we produced approximately 2.9 million pounds of copper from residual leaching, but this was a relatively expensive process on a unit cost basis as the result of the low yield realized from leaching old ore."

"With our successful reactivation of the mining and processing of new ore, and the anticipated higher yield from leaching new ore, we expect to see steady and fairly dramatic reduction in our unit costs. We also anticipate to benefit from the marked decline in the price of sulfuric acid which is one of our largest operating costs. The price for sulfuric acid has declined from a peak in 2008 of US$450 per ton to less than US$100 per ton," Mr. Perry said.

Fisher Industries of Dickenson, North Dakota, is acting as the mining contractor for the Johnson Camp Mine.

Additionally, the Company has elected not to proceed with its option to acquire the Coyote Springs exploration property in Arizona. The Coyote Springs property is not material to the Company's overall operations. The Company plans to focus its primary exploration efforts at Johnson Camp.

Qualified Person

The technical information contained in this news release has been reviewed by John Cook, P.E., a Director of the Company and a Qualified Person under National Instrument 43-101 of the Canadian Securities Administrators, Standards of Disclosure for Mineral Projects.

About Nord Resources

Nord Resources Corporation is a copper mining company. The company's primary asset is the Johnson Camp Mine, located approximately 65 miles east of Tucson, Arizona, which commenced the mining of new ore in January 2009. Previously, since February 1, 2008, the company was commercially producing copper from residual leaching of the existing ore heaps. The company expects to reach full copper production at a rate of approximately 25 million pounds per annum in spring 2009. For further information and pictures of the reactivation at Johnson Camp, please visit our website at www.nordresources.com.

Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking". All statements in this release, other than those of historical facts, may be considered forward-looking statements, including those concerning Nord's expectations regarding commencement of copper production from newly mined ore and copper production targets at the Johnson Camp Mine, and statements concerning the potential of the Johnson Camp Mine. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, the market price of copper, general economic, market, and business conditions, statements or information with respect to known or unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. In addition, Nord's business and operations are subject to the risks set forth in Nord's most recent Form 10-KSB, Form 10-Q, and other SEC filings which are available through EDGAR at www.sec.gov, and in Nord's prospectus and other filings with the British Columbia and Ontario Securities Commissions, which are available through SEDAR at www.sedar.com. Nord assumes no obligation to update the forward-looking statements except as may be required by law.

For further information:
John Perry
President and Chief Executive Officer
Nord Resources Corporation
(520) 292-0266
www.nordresources.com

Investor and Media Relations
Richard Wertheim
Wertheim + Company Inc.,
(416) 594-1600
or
(416) 518-8479 (cell)
or by email at wertheim@wertheim.ca.